Exhibit 99.3

James Hardie Industries plc
Europa House 2nd Floor,
Harcourt Centre
12 June 2015	Harcourt Street, Dublin 2, Ireland
T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

James Hardie Dividend Amount

The Company’s second half financial year 2015 ordinary dividend of 27 US cents per CUFS and the special dividend of 22 US cents per CUFS, both announced on 21 May 2015, convert to a combined dividend payment of 63.0826 Australian cents.

The dividend is payable in Australian currency on 7 August 2015 to securityholders registered at the 11 June 2015 record date.

The dividend will be converted and paid:

•	in US dollars to American Depositary Receipt holders and securityholders who have elected to receive payment in US currency;
•	in New Zealand dollars to securityholders who have elected to receive payment in NZ currency; and
•	in pounds sterling to securityholders who have elected to receive payment in UK currency.

Irish Dividend Withholding Tax (20% of the gross dividend) will be deducted from the dividend payment to any securityholders who have not submitted a validly completed Irish DWT Form.

Yours faithfully
/s/ Natasha Mercer
Natasha Mercer
Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), Donald McGauchie (Australia),

James Osborne, Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719